ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

July 18, 2023

Edward B. Baer T +1 415 315 6328 edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Anu Dubey

Megan Miller

Re:	BondBloxx ETF Trust (the “Registrant”)

File No. 333-272788

Dear Mses. Dubey and Miller:

This letter is being filed to respond to the telephonic comments received from you on June 29, 2023, June 30, 2023 and July 6, 2023 regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review of the Registrant’s proxy and registration statement on Form N-14 (together, the “Registration Statement”) relating to the proposed reorganization of the Highland/iBoxx Senior Loan ETF, a series of NexPoint Funds I (the “Target Fund”), with and into BondBloxx USD High Yield Bond Sector Rotation ETF, a series of BondBloxx ETF Trust (the “Acquiring Fund”), filed with the SEC on June 20, 2023. The staff’s comments are summarized in bold to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in the definitive form of the Registration Statement filed pursuant to Rule 497, which the Registrant expects to be filed on or about July 20, 2023. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

General Comments

1.	Please reflect any SEC staff comments made on Post-Effective Amendment No. 14 to the Registrant’s registration statement on Form N-1A filed on April 6, 2023, to the extent applicable to the Registration Statement.

The Registrant confirms that any such applicable comments will be reflected in the Registration Statement.

2.	The SEC staff has taken the position that certain factors generally should be considered in determining which fund’s historical performance should be presented following a fund combination. See North American Security Trust, SEC No-Action Letter (pub. avail. Aug. 5, 1994) (the “NAST Letter”). Because it is proposed that the Target Fund will be the accounting survivor, please supplementally provide an analysis in accordance with the above-referenced no-action letter.

As described in the Registration Statement and the shell fund registration statement on Form N-1A for the Acquiring Fund, the Acquiring Fund will succeed to the performance and financial history of the Target Fund. Because the Reorganization involves the merger of an existing fund into a shell fund, the Acquiring Fund effectively has two choices in terms of showing performance information. The Acquiring Fund may either (i) show the historical performance of the Target Fund, or (ii) show no performance at all. The Registrant believes that it would be contrary to the positions of the staff to abandon the Target Fund’s historical performance in connection with the Reorganization, particularly in light of the fact that it is succeeding to the Target Fund’s financial history. The Acquiring Fund, therefore, must effectively adopt the Target Fund’s historical performance so no accounting survivor analysis, of the type described in the NAST Letter, is necessary.

As noted in the NAST Letter, the staff has generally stated that “the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund”- as is the case here with the Target Fund and Acquiring Fund. Moreover, while the NAST Letter addressed a shell reorganization, the circumstances differed from those involved here because that shell reorganization involved three existing funds merging into one new shell fund and, consequently, a substantive analysis was necessary to determine which of the three funds the new or surviving fund most closely resembled. In the present circumstances, the Acquiring Fund, as previously noted, effectively has no choice regarding the selection of historical performance and financial information to use following the Reorganization. Additionally, it is inconsistent with the Registrant’s and its counsel’s understanding that the NAST Letter is applicable to shell reorganizations between a single active fund with past performance and financial history and a shell fund. Accordingly, the Registrant respectfully declines to accept this comment.

3.	Regarding discussion about the repositioning of the Target Fund prior to the Reorganization, please consider including an estimate of the repositioning cost of the Target Fund in the Registration Statement.

The Registrant has revised the disclosure to note that the estimated repositioning cost to liquidate and settle all positions within the Target Fund prior to the Reorganization is $266. In the event there is a delay in liquidating the Target Fund’s positions prior to the Reorganization, the Target Fund may incur additional fees to expedite the settlement of such positions; however, the expedited settlement fees are expected to be less than 25 basis points of the Target Fund’s assets, or less than $0.01 per share.

4.	Please include the national securities exchange on which shares of the Acquiring Fund will be listed consistent with Item 6(b) of Form N-14.

The requested change has been made.

Shareholder Letter

5.	With respect to disclosure regarding associated economies of scale, given that economies of scale may or may not be realized, please revise disclosure to reflect economies of scale may not occur.

The requested change has been made.

6.	Please revise the following sentence to clarify that “value” is net asset value and not market price: “Upon shareholder approval and effectiveness of the Agreement, you will receive shares of the Acquiring Fund equivalent to the value of your Target Fund shares as of the closing date . . . .”

The requested change has been made.

Notice of Special Meeting

7.	Please include the record date as of which Target Fund shareholders will be entitled to vote on the proposal(s).

The requested change has been made.

Q&A

8.	In the second paragraph under the question “How will the Reorganization affect my investment?”, please clarify that the Reorganization will not take place at the market price on the exchange.

The requested change has been made.

9.	In the fifth paragraph under the question “How will the Reorganization affect my investment?”, please disclose the estimated brokerage costs expected to be incurred with respect to (i) conversion of substantially all of Target Fund’s holdings to cash and (ii) use of cash to purchase new investments by Acquiring Fund. Please disclose in dollars and as a percentage of assets. In each case, please also disclose which party will bear the brokerage costs.

The following disclosure has been added to the fifth paragraph under the question “How will the Reorganization affect my investment?” in the Registration Statement:

The estimated brokerage costs expected to be incurred with respect to the conversion of substantially all of Target Fund’s portfolio holdings to cash is $0, or 0% of the Target Fund’s assets, as there are no brokerage costs associated with liquidating bank loans. The estimated brokerage costs expected to be incurred with respect to the use of cash to purchase new investments by the Acquiring Fund is $7,143, or 0.03% of the Acquiring Fund’s assets, and will be borne by the Acquiring Fund. Because the Acquiring Fund will invest in affiliated ETFs, the estimated brokerage costs will consist of brokerage commissions on such ETF shares, if any.

10.	In the second sentence under “How will the Reorganization affect my fees?”, please disclose the ability of BondBloxx to recoup waived expenses.

The requested change has been made.

11.	In footnote 1 to the fee table under “How will the Reorganization affect my fees?”, please include disclosure clarifying that NexPoint may not recoup waived expenses after the Reorganization.

The requested change has been made.

12.	In footnote 2 to the fee table under “How will the Reorganization affect my fees?”, please revise the disclosure to clarify that the contractual fee waiver may be terminated only upon written agreement of the board of trustees of the Acquiring Trust and BondBloxx.

The requested change has been made.

13.	The staff notes that BondBloxx proposes to implement an expense limitation agreement for at least one year following the consummation of the reorganization under “How will your expenses change as a result of the Reorganization?”; however, the dates for the duration of the contractual fee waiver/expense limitation agreement are not included in footnote 2 to the fee table under “How will the Reorganization affect my fees?”. Please revise the disclosure in footnote 2 to the fee table to clarify that the contractual fee waiver/expense limitation agreement will be in effect for at least one year.

The requested change has been made.

14.	Please revise the disclosure under “How will your expenses change as a result of the Reorganization?” to clarify how long BondBloxx has agreed to limit the Acquiring Fund’s net total annual operating expenses to 55 basis points.

The requested change has been made.

15.	Please disclose the ability of BondBloxx to recoup waived expenses under “How will your expenses change as a result of the Reorganization?”.

The requested change has been made.

16.	Please revise the disclosure under “What if I do not wish to participate in the Reorganization?” to replace “redeem” with “sell” since the Target Fund is an ETF. Please also clarify that any sale of Target Fund shares will be at market price.

The requested change has been made.

Proxy Statement/Prospectus

17.	On the cover page, please disclose the exchange on which Acquiring Fund shares will be listed consistent with Item 2(a) of Form N-14.

The requested change has been made.

18.	On page ii, please revise the last sentence of the third paragraph from the bottom of the page so that it reads “Additional information about the Acquiring Fund will be included in the Acquiring Fund’s Prospectus, when available.”

The requested change has been made.

19.	On page ii, if the Acquiring Fund’s registration statement on Form N-1A will not be effective before the Registration Statement, please delete references to the SEC file numbers for the Acquiring Fund.

The Registrant confirms that it will delete references to the Acquiring Fund’s SEC file numbers if the Acquiring Fund’s registration statement on Form N-1A is not effective.

20.	On page 1, in the second sentence of the second paragraph under “Reasons for the proposed Reorganization” beginning “NexPoint believes that the Reorganization will be beneficial for the continued viability of the Acquiring Fund,” please replace “Acquiring Fund” with “Target Fund.”

The requested change has been made.

21.	On page 1, in the last sentence of the introductory paragraph under “Comparison of Investment Objectives, Policies and Risks,” please delete references to the Acquiring Fund’s prospectus and SAI if the Acquiring Fund’s registration statement on Form N-1A will not be effective before the Registration Statement.

The Registrant confirms that references to the Acquiring Fund’s prospectus and SAI will be deleted if the Acquiring Fund’s registration statement on Form N-1A is not effective.

22.	On page 1 under “Investment Objective,” please describe the contents of the Markit iBoxx USD Liquid Leveraged Loan Index.

The requested change has been made.

23.	On page 1 under “Investment Policies and Strategies,” please highlight the differences in the principal investment strategies between the Target Fund and the Acquiring Fund in the introductory paragraph consistent with Item 3(b) of Form N-14 (e.g., the Acquiring Fund employs a sector rotation strategy while the Target Fund does not and the Acquiring Fund invests at least 80% in U.S. issuers while the Target Fund invests in U.S. and non-U.S. issuers, including emerging markets issuers).

The requested change has been made.

24.	On page 2 in the columns comparing the investment policies and principal investment strategies of the Target Fund and Acquiring Fund, please disclose each fund’s maturity policy. If materially different, please highlight in the introductory paragraph on page 1 under “Investment Policies and Strategies.”

The Registrant respectfully notes that neither the Target Fund nor the Acquiring Fund have a maturity policy with respect to each fund’s underlying investments.

25.	On page 1 in the second to last sentence of the introductory paragraph under “Investment Policies and Strategies,” please disclose the types of high yield fixed income securities in which the Underlying Funds of the Acquiring Fund will principally invest (e.g., corporate issuers).

The requested change has been made.

26.	On page 2 in the “Acquiring Fund” column, the “Underlying Benchmark” is described as consisting of U.S. dollar-denominated bonds. Please explain how the Acquiring Fund will achieve its policy of investing at least 80% of its net assets, directly or indirectly through the Underlying Funds, in high yield bonds issued by U.S. companies if the Underlying Benchmark consists of U.S. dollar-denominated bonds (i.e., not issuer bonds).

The Registrant has revised the description of the Underlying Benchmark, the ICE BofA US Cash Pay High Yield Constrained Index, to note that it is “a rules-based index consisting of U.S. dollar-denominated below investment grade corporate debt, currently in a coupon paying period, that is publicly issued in the U.S. domestic market (as determined by ICE Data Indices, LLC (“IDI” or “Index Provider”)).”

27.	On page 25 of the “Non-Payment Risk” row in the “Comparison of Investment Risks” table, although there is no corresponding risk factor for the Acquiring Fund, please cite where this risk is disclosed for the Underlying Funds in which the Acquiring Fund invests. The staff notes this appears to be a principal risk for junk bonds, too.

The Registrant has revised the disclosure in the table to note that “Issuer Risk” may be considered a corresponding and comparable risk factor to the “Non-Payment Risk” of the Target Fund.

28.	On page 26 of the “Prepayment Risk” row in the “Comparison of Investment Risks” table, although there is no corresponding risk factor for the Acquiring Fund, please cite where this risk is disclosed for the Underlying Funds in which the Acquiring Fund invests. The staff notes this appears to be a principal risk for junk bonds, too.

The Registrant has revised the disclosure in the table to note that “Call Risk” may be considered a corresponding and comparable risk factor to the “Prepayment Risk” of the Target Fund.

29.	On page 27 of the “Stop Order Risk” row in the “Comparison of Investment Risks” table, although there is no corresponding risk factor for the Acquiring Fund, please cite where this risk is disclosed for the Underlying Funds in which the Acquiring Fund invests. The staff notes this appears to be a principal risk for junk bonds, too.

The Registrant respectfully notes there is no corresponding “Stop Order Risk” disclosed in the prospectuses of the Underlying Funds in which the Acquiring Fund invests

30.	On page 29 in the second sentence under “Comparison of Investment Limitations,” please delete reference to the Acquiring Fund if the Acquiring Fund’s registration statement on Form N-1A will not be effective before the Registration Statement.

The Registrant confirms that reference to the Acquiring Fund will be deleted if the Acquiring Fund’s registration statement on Form N-1A is not effective.

31.	On page 29 in the second paragraph under “Comparison of Investment Limitations,” please describe the differences in each fund’s concentration policy.

The requested change has been made.

32.	On page 30 in the “Acquiring Fund” columns of the “Concentration” row in the “Fundamental Policies Comparison” table, please incorporate SEC staff comments made on the Acquiring Fund’s registration statement on Form N-1A.

The requested change has been made.

33.	On page 31 under the “Non-Fundamental Policies Comparison,” please describe each fund’s 80% investment policy and explain why any such differences are not material.

The requested change has been made.

34.	In the last sentence on the bottom on page 35, please revise the reference to “combined fund” as that term is not used or otherwise defined in the Registration Statement.

The Registrant has deleted the referenced sentence for clarity.

35.	In the second sentence in the introductory paragraph to the Financial Highlights on page 37, please revise the disclosure to reflect that the Acquiring Fund will adopt the accounting history of the Target Fund. Please also add a sentence that states that the Target Fund will be the accounting survivor of the Reorganization for financial statement purposes.

The requested changes have been made.

36.	In the second paragraph under “Investment Advisory Fees and Other Fees/Expenses” and the first paragraph under “Procedures for Purchasing, Redeeming and Exchanging Shares – Target Fund” on the top of page 39, please include a hyperlink to the Target Fund’s most current semi-annual report and prospectus, respectively, consistent with Rule 411(d) under the Securities Act of 1933.

The requested changes have been made.

37.	In the third paragraph under “Summary of Agreement and Plan of Reorganization” on page 43, please disclose when the value of net assets will be computed. In the staff’s view, it should not happen until the Reorganization is approved by shareholders.

The Registrant has revised the disclosure to state that the value of the net assets of the Target Fund will be computed as of the Effective Time. The fifth paragraph on page 43 defines Effective Time and clarifies that shareholder approval of the Reorganization is required prior to the consummation of the Reorganization.

38.	In the fourth bullet point under “Board Considerations in Approving the Reorganization” on page 44, please disclose whether the Target Trust Board considered the expense ratio of the Acquiring Fund. If the Target Trust Board did not consider the expense ratio of the Acquiring Fund, please disclose why not.

The requested change has been made.

39.	In connection with the third to last bullet under “Board Considerations in Approving the Reorganization” on page 44 regarding any direct or indirect benefits to NexPoint or its affiliates to be realized as a result of the Reorganization, please disclose in an appropriate location in the Registration Statement that the Acquiring Fund is in compliance with the conditions of Section 15(f) of the Investment Company Act of 1940.

The Registrant has included the following disclosure regarding compliance with Section 15(f) of the Investment Company Act of 1940:

None of BondBloxx nor, to BondBloxx’s knowledge, any of its interested persons, as defined in Section 2(a)(19) of the 1940 Act (“Interested Persons”), has any express or implied understanding or arrangement that would impose an unfair burden, as defined in Section 15(f) of the 1940 Act (“Unfair Burden”), on the Target Fund or the Acquiring Fund as a result of the Reorganization or that would in any way make unavailable the benefits of Section 15(f) of the 1940 Act, or any similar safe harbors provided by any applicable state law, with respect to the Target Fund or Acquiring Fund.

40.	In connection with the fifth to last bullet under “Board Considerations Approving the Reorganization” on page 45 regarding the separate agreement between BondBloxx and NexPoint pursuant to which NexPoint will be entitled to receive compensation from BondBloxx, please disclose the timing and duration of compensation NexPoint will receive and any conditions as to the receipt of compensation. The staff may have additional comments depending on the response.

NexPoint and BondBloxx have entered into a Fund Adoption Agreement pursuant to which BondBloxx will pay from its own assets, and not from the assets of the Target Fund, compensation to NexPoint of 4 basis points of net assets of the Fund, which shall accrue on the date of the closing of the Reorganization and continue in perpetuity as long as such payment is legally permissible. See response to Comment 39 above regarding BondBloxx’s representation with respect to compliance with Section 15(f) of the Investment Company Act of 1940.

41.	On page 51 under “Solicitation of Proxies,” please disclose whether the costs of proxy solicitation will be paid only by the Target Fund or as part of expenses to be split by NexPoint and BondBloxx.

The requested change has been made.

42.	On page 51 under “Adjournment,” the staff notes that proposal to adjourn is a separate matter from the Proposal and should be disclosed as a separate proposal in the Registration Statement and on the proxy card.

The requested change has been made.

Statement of Additional Information

43.	On the cover page, if the Acquiring Fund’s registration statement on Form N-1A will not be effective before the Registration Statement, please delete references to the Acquiring Fund’s documents.

The Registrant confirms that it will delete references to the Acquiring Fund’s documents if the Acquiring Fund’s registration statement on Form N-1A is not effective.

Supplemental Financial Information

44.	Please include a statement that there are no material differences in accounting policies of the Target Fund as compared to the Acquiring Fund as required by Regulation S-X 6-11(d).

The requested change has been made.

Exhibit List

45.	Please file final versions of the Distribution Agreement, Custodian Agreement and Transfer and Administrative Agency Agreement, including amendments thereto, with the Registrant’s definitive Registration Statement.

The Registrant intends to file final versions of the Distribution Agreement, Custodian Agreement and Transfer and Administrative Agency Agreement, including amendments thereto, in a subsequent post-effective amendment.

46.	With respect to Exhibit 13.3, please file the final version of each Fund of Funds Investment Agreement, as applicable, with the Registrant’s definitive Registration Statement.

The Registrant filed the final version of each effective Fund of Funds Investment Agreement as an exhibit to Post-Effective Amendment No. 18 to its registration statement on Form N-1A on July 17, 2023.

*          *          *          *          *          *

Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Funds.

Sincerely,

/s/ Edward B. Baer

Edward B. Baer